FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated September 16, 2014 - Media Alert: ARM TechCon 2014

2.	Press release dated September 22, 2014 - Holding(s) in Company

3.	Press release dated September 24, 2014 - ARM Supercharges MCU Market with High Performance Cortex-M7 Processor

4.	Press release dated September 29, 2014 - Cadence and ARM Expand System-on-Chip Design Collaboration with New Multi-year Technology Access Agreement

5.	Press release dated September 29, 2014 - ARM and Synopsys Expand Collaboration to Improve Quality of Results and Time-to-Results for Leading-Edge ARMv8-A and ARMv7-A Cores

6.	Press release dated September 30, 2014 - TSMC and ARM set new Benchmarks for Performance and Power Efficiency with First Announced FinFET Silicon with 64-bit ARM big.LITTLE Technology

7.	Press release dated September 30, 2014 - Media Alert: ARM Enhances Safety-Related Tools Offering with TÜV Certification for the ARM Compiler

8.	Press release dated September 30, 2014 - Media Alert: ARM Announces Debug Probe for High-Speed Serial Trace

9.	Press release dated September 30, 2014 - ARM and Cadence Expand Collaboration for IoT and Wearable Device Applications Targeting TSMC's Ultra-Low Power Technology Platform

10.	Press release dated September 30, 2014 - Media Alert: ARM Extends OpenCL to the ARM Cortex-A Processor Family

11.	Press release dated October 1, 2014 - New ARM Implementation Solutions Reduce Time to Market for FinFET Designs

12.	Press release dated October 1, 2014 - ARM Announces Device Platform and Free OS to Accelerate Internet of Things Deployment

13.	Press release dated October 1, 2014 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2014

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

Media Alert: ARM TechCon 2014

Don't miss ARM® TechCon 2014, which features keynotes from ARM CEO Simon Segars, UNICEF innovation officer Erica Kochi, and 3D Robotics CEO Chris Anderson, along with more than 100 sessions discussing ARM-based solutions.

Follow and join the conversation on Twitter with the hashtag #ARMTechCon.

Where: ARM TechCon, Santa Clara Convention Center, Santa Clara, CA, 95054

When: Oct. 1-3, 2014

How to Register: http://www.armtechcon.com/media-center/

What: The ARM TechCon show floor - open Oct. 1-2 - will feature 90 ARM Partners. Five keynote sessions will take place during TechCon, in addition to an array of other panels and presentations.

Keynote Sessions:

•	'The ARM Roadmap - 2014 and Beyond' featuring Mike Muller, CTO, ARM and Pete Hutton, executive vice president and president of product groups, ARM (Oct. 1, 10 a.m.)
•	'Infrastructure Reimagined: Winners and Losers' with Robert Hormuth, senior distinguished engineer, Dell and Benjamin Wesson, vice president, IoT product management, Oracle (Oct. 1, 5 p.m.)
•	'Intelligent and Invisible: What's Next for Technology?' with Simon Segars, CEO, ARM (Oct. 2, 9:30 a.m.)
•	'Technology Innovation for Social Good' featuring Erica Kochi, innovation officer, UNICEF (Oct. 2, 4:30 p.m.)
•
'Maker to Mass Market: Drones, Robotics and the Next Industrial Revolution' featuring Chris Anderson, CEO, 3D Robotics and author of 'The Long Tail' and 'Makers: The New Industrial Revolution' (Oct. 3, 9:30 a.m.)

Click here for more information about ARM TechCon 2014 keynote sessions.

In addition to keynote speakers, additional ARM speakers include:

•	'FIDO & TEE: Simple, Strong Authentication' featuring Rob Coombs, director of security marketing, systems and software group (Oct. 1, noon )
•	'Software Interoperability/Trends in the Virtualized Network Paradigm' featuring Bob Monkman, segment marketing manager, network infrastructure (Oct. 1, Noon)
•	'Future Direction of the ARM Cortex®-M Processor Family' with Ian Johnson, senior product manager, CPU group (Oct. 1, 2 p.m.)
•	'The ARM Connected Car' featuring Chris Turner, senior product marketing manager, CPU group (Oct. 1, 3 p.m.)
•	'big.LITTLE™ Unleashed' featuring Brian Jeff, director of product marketing, CPU group (Oct. 1, 3 p.m.)
•	'Next Gen Wireless Infra Platform System Challenges' with John Fry, enterprise segment manager, segment marketing and Eran Briman,

vice president of marketing, CEVA (Oct. 2, 10:30 a.m.)
•	'Next-Gen Enterprise Solutions from ARM' featuring Ian Forsyth, director of product marketing, CPU group (Oct. 2, 11:30 a.m.)
•	'Love Your Code? Optimize it the Right Way!' featuring Anton Lokhmotov, staff software engineer, media processing group (Oct. 2, 3:30 p.m.)
•	'Do Androids Have Nightmares of Botched System Integrations?' featuring Tom Cooksey, principal software architect, media processing group (Oct. 3, 10:30 a.m.)
•	'Optimizing Graphics Development with Parameterized Batching' featuring Brad Grantham, staff software engineer, media processing group (Oct. 3, 1:30 p.m.)
•	'ARM Multimedia IP: Working Together to Drive Down System Power and Bandwidth' featuring Sean Ellis, GPU architect, architecture and technology group (Oct. 3, 2:30 p.m.)
•	'64-Bit: Android Open-Source Project, Applications and Advantages' featuring Steve Bannister, software product manager, systems and software group (Oct. 3, 3:30 p.m.)

Click here for more information about the various ARM TechCon 2014 presentation tracks and areas of interest.

Who:

ARM is at the heart of the world's most advanced digital products, as its technology enables the creation of new markets and transformation of industries and society. ARM designs scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

ARM's innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing ARM's intellectual property, since the company began in 1990. Together with the Connected Community, ARM is breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com/.

###

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. big.LITTLE is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 2

Holding(s) in Company

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):	N/A
3. Full name of person(s) subject to the notification obligation: iii	Janus Capital Management LLC
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	17 September 2014
6. Date on which issuer notified:	18 September 2014
7. Threshold(s) that is/are crossed or reached: vi, vii	4%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	56,022,163	56,022,163	56,222,881	56,222,881		4.00%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
56,222,881	4.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:	Janus Capital Management LLC
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
14. Contact name:	Kathleen Valenta
15. Contact telephone number:	303.336.4528

 Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	Janus Capital Management LLC
Contact address (registered office for legal entities)	151 Detroit Street Denver, CO 80206 USA
Phone number & email	303.336.4528 kathy.valenta@janus.com
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name
Contact address
Phone number & email
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 3

ARM Supercharges MCU Market with High Performance Cortex-M7 Processor

ARM® Cortex®-M7 processor brings high performance and efficient digital signal processing to enable devices featuring superior embedded intelligence across the industrial, infrastructure and domestic sectors.
CAMBRIDGE, UK, Sept. 24, 2014 - ARM has unveiled a new 32-bit Cortex-M processor that delivers double the compute and digital signal processing (DSP) capability of today's most powerful ARM-based MCUs. The ARM Cortex-M7 is targeted at high-end embedded applications used in next generation vehicles, connected devices, and smart homes and factories. Early licensees of the Cortex-M7 processor include Atmel, Freescale and ST Microelectronics.

"The addition of the Cortex-M7 processor to the Cortex-M series allows ARM and its partners to offer the most scalable and software-compatible solutions possible for the connected world," said Noel Hurley, general manager, CPU group, ARM. "The versatility and new memory features of the Cortex-M7 enable more powerful, smarter and reliable microcontrollers that can be used across a multitude of embedded applications."

The Cortex-M7 achieves an impressive 5 CoreMark/MHz1. This performance allows the Cortex-M7 to deliver a combination of high performance and digital signal control functionality that will enable MCU silicon manufacturers to target highly demanding embedded applications while keeping development costs low. Expected uses of Cortex-M7 include smart control systems employed in a range of applications such as motor control, industrial automation, advanced audio, image processing, a variety of connected vehicle applications and other Internet of Things (IoT) uses.

Enabling faster processing of audio and image data and voice recognition, the benefits delivered by the Cortex-M7 processor will be immediately apparent to users. The core also provides the same C-friendly programmer's model and is binary compatible with existing Cortex-M processors. Ecosystem and software compatibility enables simple migration from any existing Cortex-M core to the new Cortex-M7. System designers can therefore take advantage of extensive code reuse which in turn offers lower development and maintenance costs.

In 2013, ARM's partners shipped some 3 billion ARM-based microcontrollers, making it the industry-leader in its class.

ARM Cortex-M7 features:

•	Six stage, superscalar pipeline delivering 2000 Coremarks at 400MHz in a 40LP process
•	AXI interconnect (supports 64-bit transfer) and fully integrated optional caches for instruction and data allowing efficient access to large external memories and powerful peripherals
•	Tightly coupled memory interfaces for rapid, real-time response
•	Extensive implementation configurability to enable a wide range of cost and performance points to be targeted
•	Optional full instruction and data trace via the Embedded Trace Macrocell enabling greater system visibility
•
An optional safety package and built-in fault detection features contribute toward ASIL D and SIL 3 compliance, meaning Cortex-M7 is the perfect choice for companies targeting safety-related markets including automotive, industrial, transport and medical applications

•	Widest third-party tools, RTOS, middleware support of any architecture, provided by the ARM Connected Community of complementary partner companies.

Partner quotes:

"The Cortex-M7 is well positioned between Atmel's Cortex-M based MCUs and Cortex-A based MPUs enabling Atmel to offer an even greater range of processing solutions," said Reza Kazerounian, senior vice president and general manager, microcontroller business unit, Atmel. "Customers using the Cortex-M-based MCU will be able to scale up performance and system functionality, while keeping the Cortex-M class ease- of-use and maximizing software reuse. We see the ARM Cortex-M7 addressing high-growth markets like IoT and wearables, as well as automotive and industrial applications that can leverage its performance and power efficiency."

"Freescale Cortex-M7-based solutions dramatically extend MCU performance, opening new opportunities for our business," said Geoff Lees, senior vice president and general manager, MCU group, Freescale. "Our solutions will enable significant innovation and system-level efficiency in areas such as motor control, industrial automation and power conversion. These are rapidly growing markets where the high performance of the Cortex-M7 core eliminates the need for additional DSPs and microcontrollers."

"Offering customers more intelligence and processing power on our STM32 microcontrollers is a major objective for ST, and the Cortex-M7 delivers that impressively," said Daniel Colonna, microcontrollers marketing director, STMicroelectronics. "The Cortex-M7 core supports upwardly-scalable compatibility with our existing wide range of 500 Cortex-M STM32 microcontrollers, associated tools and software ecosystem, allowing developers to rapidly adopt our next-generation STM32 Cortex-M7-based MCUs."

Supporting ARM technology:

•	The Cortex-M7 processor is ideally suited for implementation using the ARM Artisan® 7-track SC7 Ultra High Density Standard Cell Library and Power Management Kit (PMK)
•
The Cortex Microcontroller Software Interface Standard (CMSIS) contains core support, optimized DSP library, and RTOS kernel reference implementation for the Cortex-M7 processor. CMSIS-Pack ensures rapid device coverage in tools with a delivery mechanism for software components, device parameters and evaluation boards

•
The Cortex-M7 processor is fully supported from launch by the ARM Keil® microcontroller development kit (MDK), which integrates the ARM compilation tools with the Keil µVision IDE and debugger. Widely acknowledged as the world's most popular development environment for microcontrollers, MDK together with the ULINK family of debug adapters now supports the new features available in the Cortex-M7 processor

•	Together with CMSIS and MDK, the Versatile Express Cortex-M Prototyping System is an ideal platform for evaluation of Cortex-M7 processor based designs
•	By utilizing these tools, ARM Partners can take advantage of a tightly coupled application development environment to rapidly realize the performance and low-power features of the Cortex-M7 processor
•	The processor is also supported by third-party tool, software and RTOS vendors including Express Logic, FreeRTOS, IAR Systems, Atollic, DSP Concepts, Mentor Graphics, Micrium and SEGGER.
ENDS

Notes to Editors:

Contacts:

Andy Winstanley
+44 1223 405244/+44 7788 249712
Head of corporate PR, ARM
andy.winstanley@arm.com

About ARM:

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM, Artisan, Cortex and Keil are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

1 CoreMark 1.0 : IAR Embedded Workbench v7.30.1 --endian=little --cpu=Cortex-M7 -e -Ohs --use_c++_inline --no_size_constraints / Code in TCM - Data in TCM

Item 4

Cadence and ARM Expand System-on-Chip Design Collaboration with New Multi-year Technology Access Agreement

Highlights:

•	Multi-year Technology Access Agreement gives Cadence access to existing and future ARM® Cortex® processors, ARM Mali™ GPUs, ARM CoreLink™ system IP, ARM Artisan® physical IP, and ARM POP™ IP

•	Expands upon existing and successful EDA Technology Access Agreement between the companies

San Jose, USA and Cambridge, UK, September 29, 2014 - Cadence Design Systems, Inc. and ARM today announced the signing of a multi-year Technology Access Agreement. Expanding upon the successful EDA Technology Access Agreement signed in May 2014, this new agreement gives Cadence access to existing and future ARM Cortex processors, ARM Mali GPUs, ARM CoreLink System IP, ARM Artisan physical IP, and ARM POP IP. This partnership enables ARM and Cadence to continue providing customers with advanced low-power and high-performance system-on-chip (SoC) design solutions for markets including next-generation mobile, consumer, networking, storage, automotive and IoT.

“Together, ARM and Cadence have delivered robust solutions that have enabled developers, designers and engineers to create innovative new ARM-based devices,” said Pete Hutton, executive vice president and president of product groups, ARM. “This new agreement is a strong commitment from both companies to continue delivering the key technologies and tools the design community need when creating world-class products and pushing the boundaries of innovation.”

Additional features of the agreement include the ability for Cadence to develop optimized processor scripts and flows for Mali GPUs and the latest high performance ARM processors, including the recently announced ARM Cortex-M7 core for embedded applications. The collaboration between Cadence and ARM on the Cortex-M processor family leverages Cadence’s proven integrated mixed-signal design and verification flow and expertise in low-power design and verification for applications including IoT end-node device implementation. Early access to Artisan Physical IP enables Cadence to optimize its physical design tools to achieve aggressive power, performance and area targets.

The agreement also complements the previously existing collaborations between ARM and Cadence around implementation and verification of ARM’s 64-bit ARMv8 architecture Cortex-A50 processor series, the integration of ARM Fast Models with Cadence Palladium XP series hardware for fast hybrid virtual emulation, and performance verification and analysis for CoreLink 400 interconnect IP-based systems using Cadence’s Interconnect Workbench solution.

“Through our close collaboration with ARM as both a customer and partner, this multi-year agreement ensures that Cadence will be able to continue delivering differentiated solutions that enable our customers to rapidly design ARM-based SoCs,” said Charlie Huang, senior vice president, Worldwide Field Operations and System & Verification Group at Cadence. “Our joint customers will be able to continue pushing the limits on low power and high performance SoC designs.”

ENDS

Contacts
Phil Hughes
Head of technical PR, ARM
+1 512-330-1884
Phil.Hughes@arm.com

Cadence Newsroom
+1 408-944-7039
newsroom@cadence.com

About ARM

ARM is at the heart of the world’s most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About Cadence
Cadence Design Systems (NASDAQ: CDNS) plays an essential role in the creation of today’s integrated circuits and electronics. Customers use Cadence software, hardware, IP, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available here.

####

ARM, Artisan and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. CoreLink, Mali and POP are trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

© 2014 Cadence Design Systems, Inc. All rights reserved worldwide. Cadence and the Cadence logo are registered trademarks of Cadence Design Systems, Inc. in the United States and other countries. ARM, Artisan, and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. CoreLink, Mali and POP are trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved.

Item 5

ARM and Synopsys Expand Collaboration to Improve Quality of Results and Time-to-Results for Leading-Edge ARMv8-A and ARMv7-A Cores

Industry Leaders Sign Multi-year Subscription Agreement to Accelerate Design and Verification of ARM-based SoCs using Synopsys Tools

Highlights:

•	Extended collaboration to benefit mutual customers with optimized Synopsys implementation, verification and software development tools, and methodologies for design with ARM® IP
•
Multi-year subscription agreement gives Synopsys pre-production access to ARM Cortex® processors for the ARMv8-A and ARMv7-A ARM architectures, ARM Mali™ GPUs, ARM CoreLink™ system IP, ARM Artisan® physical IP and ARM POP™ IP

•
Agreement spans all Synopsys tools, including Galaxy™ Design Platform, Verification Continuum™ Platform including Verification Compiler™ product and ZeBu® emulation, HAPS® FPGA-based prototyping systems, Platform Architect™ MCO and Virtualizer™ Development Kits

CAMBRIDGE, United Kingdom and MOUNTAIN VIEW, Calif., Sept. 29, 2014 - ARM (LON: ARM; Nasdaq: ARMH) and Synopsys, Inc. (Nasdaq: SNPS) have signed a multi-year subscription agreement that expands Synopsys’ access to a broad range of ARM intellectual property (IP) and related technologies to enable optimization of Synopsys tools and methodologies for ARM-based system-on-chips (SoCs). Through this agreement, Synopsys has pre-production access to ARM Cortex processors for the ARMv8-A and ARMv7-A architectures, ARM Mali graphics processors, ARM CoreLink system IP, ARM Artisan physical IP, and ARM POP IP for implementation acceleration. Building on more than 20 years of collaboration as well as the August 2012 license agreement between the companies for ARMv7-A processors and related IP, this new agreement allows Synopsys to further optimize its design flows and tools for ARM-based SoCs, enabling designers to meet their power, performance and area goals, while reducing cost and time-to-market.

“We have collaborated extensively with Synopsys for more than 20 years to ensure our mutual customers can get innovative products to market quickly and still meet their performance, power and area targets,” said Pete Hutton, executive vice president and president of product groups, ARM. “With Synopsys’ early access to our latest IP and our ongoing close collaboration, we can provide our customers solutions that work effectively together as they design, implement and verify their SoCs.”

With this agreement, Synopsys can develop and distribute optimized Synopsys tool scripts to ARM partners and deliver training on the use of Synopsys tools and flows with the ARM IP. Synopsys’ early access to ARM pre-production IP ensures that early licensees of the latest ARM cores have optimized tools and methodology in place when they are ready to begin their design projects. Designers creating products for a broad range of markets, including wearable, mobile, networking and server, will benefit from closer integration of the Synopsys tools and ARM IP together with optimized design flows that can take advantage of process technologies ranging from leading-edge FinFET to mature processes.

Building on the foundation of the companies’ previous collaborations, which have delivered solutions that span implementation, verification, system architecture design and software development, this new agreement allows the companies to extend these results to benefit designers using the latest ARM IP. Reference Implementations (RIs) for ARM processors, library and POP IP with Synopsys Galaxy implementation tools deliver optimized power, performance and area. These RIs together with tool optimizations have led to numerous tape out successes for mutual customers with ARM’s most advanced IP, including the Cortex-A57 CPU, Cortex-A53 CPU and Mali-T760 GPU. Designers using Synopsys’ VCS® functional verification and ZeBu emulation solutions benefit from significantly enhanced simulation performance for ARM processors and perform hardware/software debug on Synopsys’ Verdi® debug platform with direct support for ARM Cortex processors. Verification engineers are verifying the cache-coherent subsystems in their SoCs, taking advantage of Synopsys verification IP (VIP), ZeBu transactors and Verdi Protocol Analyzer support of the ARM AMBA® interface specification, including the latest, AMBA 5 CHI. Software developers are using Virtualizer Development Kits (VDKs) for ARM processors to perform early software development, architects are using Synopsys’ Platform Architect™ MCO for early power and performance optimization of ARM-based systems and system designers are using HAPS FPGA-based prototyping to accelerate hardware/software integration and validation of systems based on ARM CPUs and GPUs.

Designers benefit not only from these design solutions, but also Synopsys’ field expertise and Core Optimization Services developed over many years of enabling ARM-based design success. ARM, Synopsys and mutual customers will present examples of these successes at the upcoming ARM TechCon™, Oct. 1-3, 2014, in Silicon Valley.

“Designers benefit directly from this alignment of the industry’s IP and EDA leaders,” said Deirdre Hanford, executive vice president, customer engagement at Synopsys. “Through collaboration with ARM, we’ve been able to accelerate many leading semiconductor companies’ innovations. This new agreement will allow us to deliver timely design and verification solutions that take advantage of Synopsys’ latest tools and methodology together with ARM’s newest, most advanced IP.”

Availability

Availability: Optimized Reference Implementations for the ARM Cortex-A15 CPU, Cortex-A7 CPU, Mali-T760 GPU and CoreLink CCI-400 interconnect are available today for the Galaxy Implementation Platform as well as the Lynx Design System. Reference Implementations for the Cortex-A53 and Cortex-A57 processors are in early access and are anticipated to be generally available in October, 2014. Reference Implementations for the ARM Cortex-A17 and an additional ARMv8-A processor are anticipated in Q4, 2014.

Verification IP and Protocol Analyzer for AMBA protocols, including AMBA 5 CHI, is available today, separately and included in Verification Compiler. ZeBu transactor support for AMBA protocols, including AMBA 5 CHI are available today. Verdi debug platform support for Cortex processors is available today.

VDKs for ARMv7 and ARMv8 processors, including the Cortex-A53 CPU and Cortex-A57 CPU, are available today.

For more information:

For more information about the ARM-Synopsys collaboration and Synopsys’ optimized solutions for ARM Powered products, please navigate to http://www.synopsys.com/ARM.

Also, please come see us and our mutual customers live at ARM TechCon, October 1-3, 2014, in Silicon Valley, where we will share results of successful implementation, verification and system design solutions with the latest ARM processor cores, libraries and interconnects. Visit our technical sessions as well as our booth (#600). More information is available about these ARM TechCon sessions and demos at: http://bit.ly/1uSR52Z.

ENDS

Contacts
Phil Hughes
Head of technical PR, ARM
+1 512-330-1884
Phil.Hughes@arm.com

Monica Marmie
Synopsys, Inc.
+1 650-584-2890
monical@synopsys.com

About ARM
ARM is at the heart of the world’s most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About Synopsys
Synopsys, Inc. (Nasdaq:SNPS) accelerates innovation in the global electronics market. As a leader in electronic design automation (EDA) and semiconductor IP, Synopsys delivers software, IP and services to help engineers address their design, verification, system and manufacturing challenges. Since 1986, engineers around the world have been using Synopsys technology to design and create billions of chips and systems. Learn more at http://www.synopsys.com.

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ARM, Artisan and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. CoreLink, Mali and POP are trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information
ARM is a registered trademark of ARM Limited. Synopsys is a registered trademark of Synopsys, Inc. All other trademarks mentioned in this release are the intellectual property of their respective owners.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, including statements regarding the expected outcome and benefits of the agreement between Synopsys and ARM, including expected customer results with ARM and Synopsys solutions. These statements are based on current expectations and beliefs. Actual results could differ materially from those described by these statements due to risks and uncertainties including, but not limited to, technical or other difficulties in developing solutions, market acceptance of these solutions, unforeseen production or delivery delays, failure to perform as expected, product errors or defects and other risks as identified in the companies' respective filings with the U.S. Securities and Exchange Commission, including those described in the "Risk Factors" section of Synopsys’ latest Quarterly Report on Form 10-Q.

Item 6

TSMC and ARM set new Benchmarks for Performance and Power Efficiency with First Announced FinFET Silicon with 64-bit ARM big.LITTLE Technology

Companies detail results Sept. 30 at TSMC OIP Ecosystem Forum, San Jose, Calif.

Hsinchu, Taiwan and Cambridge, UK, 30 Sept. 2014 -TSMC and ARM® today announced the results from a key FinFET silicon validation of the ARM big.LITTLETM implementation, using ARM Cortex®-A57 and Cortex-A53 processors on TSMC's advanced 16nm FinFET (16FF) process technology.

Silicon results on 16FF show the "big" Cortex-A57 processor achieving 2.3GHz for sustained mobile peak performance, as well as the "LITTLE" Cortex-A53 processor consuming only 75mW for most common workloads. The performance improvements are a result of the collaboration between ARM and TSMC to jointly optimize the 64-bit ARMv8-A processor series on FinFET process technologies and build on the successful tape-out of the Cortex-A57 processor on TSMC's 16FF process last year.

Ongoing collaborative efforts are focused on TSMC's 16FF+ process technology which will deliver an additional 11% gain in performance for the Cortex-A57 at the same power as the 16FF process, along with a further 35% power reduction for the Cortex-A53 when running low-intensity applications. This further increases the dynamic performance range and power savings for big.LITTLE platforms. 16FF+ is scheduled to be delivered by Q4 2014. Early big.LITTLE implementations of Cortex-A57 and Cortex-A53 processors on 16FF+ are supported by ARM POP™ IP technology.

"This silicon proof point with ARM Cortex-A57 and Cortex-A53 processors demonstrates the additional benefits in performance and power efficiency that 16nm FinFET technology delivers to big.LITTLE implementations," said Pete Hutton, executive vice president and president, product groups, ARM. "The joint effort of ARM, TSMC, and TSMC's OIP design ecosystem partners will transform end-user experiences across the next generation of consumer devices and enterprise infrastructure."

"Our long-term collaboration with ARM continues to push advanced technologies that enable market-leading SoCs for mobile, server, and enterprise infrastructure applications worldwide," said Dr. Cliff Hou, vice president, R&D, TSMC. "TSMC is proud to be the first foundry to validate the ARM big.LITTLE implementation on FinFET, and this achievement demonstrates in silicon the real-world capabilities of next-generation ARMv8 processors on TSMC's advanced FinFET technology."

ARM and TSMC will be presenting detailed results of this collaboration at TSMC's OIP Ecosystem Forum at the San Jose Convention Center on Sept. 30, 2014; and ARM TechCon at the Santa Clara Convention Center on Oct. 2, 2014.

Ends
Contacts:
Phil Hughes
+1 512 330 1844
Head of technical PR, ARM
phil.hughes@arm.com

Elizabeth Sun,
+886-3-5682085
Director, Corporate Communications, TSMC
elizabeth_sun@tsmc.com

About ARM
ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About TSMC
TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry segment's largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company's owned capacity in 2014 is expected to be about 8 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFABTM facilities, four eight-inch fabs, one six-inch fab, as well as TSMC's wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide 28nm and 20nm production capabilities. TSMC's corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com/.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. big.LITTLE and POP are trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information

Item 7

Media Alert: ARM Enhances Safety-Related Tools Offering with TÜV Certification for the ARM Compiler

Where: ARM® TechCon, Santa Clara Convention Center, Santa Clara, CA, 95054.

What:
ARM will announce TÜV SÜD certification of the industry-standard ARM Compiler for safety-related software development. The TÜV certification enables customers to apply the ARM Compilation Tools for safety-related development up to SIL3 (IEC 61508) or ASILD (ISO 26262) without further qualification activities. The TÜV certification complements the ARM Compiler Qualification Kit, which contains the Safety Manual, Development Process Document, Test Report, and Defect Report.
Click here for more information about compiler support for safety-related software development.

When:
The certified compiler and ARM Compiler Qualification Kit are available now to customers of the ARM Keil® MDK-ARM Professional Edition v5.12 and the DS-5 Development Studio Ultimate Edition v5.19 at no additional cost. Furthermore, extended maintenance is available for the certified compiler as part the standard product support and maintenance.

Why:
ARM-based platforms are gaining more significance for applications with functional safety requirements. The ARM Compiler is well positioned for this market, being mature, widely used and professionally developed. Projects requiring safety certification have distinct requirements for development tools and the TÜV certificate, along with the Qualification Kit guidelines and reports, provides evidence of compliance to these requirements.

Who:
ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Keil are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere.. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 8

Media Alert: ARM Announces Debug Probe for High-Speed Serial Trace

What:
ARM today announced support for the ARM® High-Speed Serial Trace Port (HSSTP) specification and the Marvell® SETM protocol in ARM DS software development tools.

The new ARM DSTREAM HSSTP probe takes advantage of serial transmit ports available on compatible SoCs to achieve higher trace data bandwidth while using fewer pins than parallel trace ports. This enables, for instance, the collection and analysis of highly detailed instruction and data trace at a 1- lane (2 pin) rate of up to 12.5 Gbit/s.

The new probe supports ARM HSSTP-compatible SoCs featuring 1 to 6 lanes, up to a combined data rate of 20 Gbit/s. The DSTREAM HSSTP probe is sold as an extension to the existing ARM DSTREAM debug unit, and is supported by ARM DS-5 Development Studio Professional and Ultimate editions.

Click here for more information about ARM DSTREAM.

When:
Product availability from October 2014.

Who:
ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 9

ARM and Cadence Expand Collaboration for IoT and Wearable Device Applications Targeting TSMC's Ultra-Low Power Technology Platform

Cambridge, UK, and San Jose, USA, Sept 29, 2014 - ARM® and Cadence® today announced an expanded collaboration for IoT and wearable devices targeting TSMC's ultra-low power technology platform. The collaboration will enable the rapid development of IoT and wearable devices by optimizing the system integration of ARM IP and Cadence's integrated flow for mixed-signal design and verification, and their leading low-power design and verification flow.

The partnership will deliver reference designs and physical design knowledge to integrate ARM Cortex® processors, ARM CoreLink™ system IP, and ARM Artisan® physical IP along with RF/analog/mixed-signal IP and embedded flash in the Virtuoso®-VDI Mixed-Signal Open Access integrated flow for the new TSMC process technology offerings of 55ULP, 40ULP and 28ULP.

"TSMC's new ULP technology platform is an important development in addressing the IoT's low-power requirements," stated Nimish Modi, senior vice president of Marketing and Business Development at Cadence. "Cadence's low-power expertise and leadership in mixed-signal design and verification form the most complete solution for implementing IoT applications. These flows, optimized for ARM's Cortex-M processors including the new Cortex-M7, will enable designers to develop and deliver new and creative IoT applications that take maximum advantage of ULP technologies."

"The reduction in leakage of TSMC's new ULP technology platform combined with the proven power-efficiency of Cortex-M processors will enable a vast range of devices to operate in ultra energy-constrained environments," said Richard York, vice president of embedded segment marketing, ARM. "Our collaboration with Cadence enables designers to continue developing the most innovative IoT devices in the market."

This new collaboration builds on existing multi-year programs to optimize performance, power and area (PPA) via Cadence's digital, mixed-signal and verification flows and complementary IP alongside ARM Cortex-A processors and ARM POP™ IP targeting TSMC 40nm, 28nm, and 16nm FinFET process technologies. Similarly, the companies have been optimizing the solution based around the Cortex-M processors in mixed-signal SoCs targeting TSMC 65/55nm and larger geometry nodes. The joint Cortex-M7 Reference Methodology for TSMC 40LP is the latest example of this collaboration.

For more information on ARM and Cadence collaboration activities attend ARM TechCon 2014, October 1-3 at the Santa Clara Convention Center. Papers will be presented in the technical tracks as well as demonstrations at their respective booths in the exhibit.

Ends
For more information

Phil Hughes
+1 512 330 1844
Head of technical PR, ARM
phil.hughes@arm.com

Cadence Newsroom
+1 408-944-7039
newsroom@cadence.com

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About Cadence

Cadence enables global electronic design innovation and plays an essential role in the creation of today's integrated circuits and electronics. Customers use Cadence software, hardware, IP, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available here.

ARM, Artisan and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. CoreLink is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

© 2014 Cadence Design Systems, Inc. All rights reserved worldwide. Cadence and the Cadence logo are registered trademarks of Cadence Design Systems, Inc. in the United States and other countries. All rights reserved.

Item 10

Media Alert: ARM Extends OpenCL to the ARM Cortex-A Processor Family

What:
Today ARM® announced OpenCL™ for ARM NEON™ technology. This enables the use of the OpenCL framework on ARM Cortex®-A processors. Alongside the already supported ARM Mali™ GPUs, OpenCL for NEON now enables heterogeneous multiprocessing on any Cortex-A based device. Heterogeneous multiprocessing enables compute-intensive workloads to be tasked to the most appropriate CPU or GPU resource improving both end-user experience and battery life.

Why:
As demand for mobile computing resources continues to grow, programmers face the challenge of finding smarter ways of running advanced applications without using too much battery power. The OpenCL framework enables efficient general purpose parallel compute on heterogeneous multiprocessor platforms. OpenCL enables the most efficient processor for the appropriate task. Modern platforms typically include a CPU and a GPU, it is therefore important to support OpenCL for NEON technology and Mali GPUs.

When used in conjunction with ARM DS-5 Development Studio Streamline, OpenCL for NEON enables programmers to effortlessly identify the right processor for task execution and utilize their resources in an improved manner. Examples of workloads that will benefit from heterogeneous multiprocessing include:

•	Mobile
o	Image stabilization, editing, correction and enhancement
o	Face, smile and landmark recognition
o	Computer vision, augmented reality
•	Digital TV
o	Upscaling, conversion from 2D to Stereo 3D
o	Support for emerging codec standards
o	Pre and Post-processing (stabilize, transcode, color-conversion)
o	User interfaces, multi-viewer gesture-based UI and speech
•	Automotive
o	Advanced Driver Assistance Systems (ADAS)
o	Lane departure, collision warning and pedestrian detection

When:
OpenCL for NEON is available for licensing today.

Click here to find out more about ARM OpenCL for NEON.

Who:
ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. NEON and Mali are trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 11

New ARM Implementation Solutions Reduce Time to Market for FinFET Designs

ARM TechCon, Santa Clara, Calif., Oct. 1, 2014 - ARM® today announced the introduction of two new physical IP implementation solutions for its silicon partners to help simplify the path to implementation for their FinFET physical designs. ARM Artisan® Power Grid Architect will reduce overall design time by creating optimal SoC power grid layouts while ARM Artisan Signoff Architect increases accuracy and precision in managing on-chip variation over existing methodologies.

These new physical IP implementation solutions strengthen the commitment from ARM to enable delivery of real silicon with the speed consumers are demanding. Artisan Power Grid Architect creates power-optimized networks and removes the need for implementation teams to apply detailed FinFET design rules, allowing extra time to explore power network options for a particular design. Additionally, Artisan Power Grid Architect automates critical aspects of floorplanning to improve overall power, performance and area (PPA), especially for power grid design. Artisan Signoff Architect adds enhancements and more precision to stage-based on-chip variation (SB-OCV) signoff methodologies, adding accuracy that is not supported in the existing IP model format.

"ARM Physical IP for TSMC 16nmFinFET process technology ensures the availability of leading-edge design solutions for ARM-based SoCs," said Ron Moore, vice president of marketing, physical design group, ARM. "Artisan Power Grid Architect and Artisan Signoff Architect help to improve power, performance and area and provide a new level of signoff accuracy and reduced time-to-market for TSMC's FinFET process. These new implementation solutions underscore our commitment to innovation for our silicon partners."

Artisan Power Grid Architect and Artisan Signoff Architect are used exclusively with ARM Artisan advanced physical IP for TSMC 16nm FinFET (CLN16FF+). The beta release of Artisan Power Grid Architect for TSMC CLN16FF+ will be available October 2014, while Artisan Signoff Architect will be available for TSMC CLN16FF+ beta release in Q4 2014.

Ends

Contacts
Phil Hughes
+512-694-7382
Head of technical PR, ARM
phil.hughes@arm.com

About ARM
ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Artisan are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 12

ARM Announces Device Platform and Free OS to Accelerate Internet of Things Deployment

ARM, Cambridge, Oct. 1, 2014 - ARM® has announced a new software platform and free operating system to simplify and speed up the creation and deployment of Internet of Things (IoT) products. The ARM mbed™ IoT Device Platform has been built around open standards and will bring Internet protocols, security and standards-based manageability into one integrated solution optimized for energy and cost-constrained devices. It is supported by the established and expanding mbed hardware and software ecosystem that will provide common building blocks for IoT devices and services. This new platform will accelerate the growth of the IoT by enabling innovators to focus on value-add features and differentiation.

The mbed IoT Device Platform includes the following elements:

•
mbed OS: a free operating system for ARM Cortex®-M processor based devices that consolidates the fundamental building blocks of the IoT in one integrated set of software components. It contains security, communication and device management features to enable the development of production-grade, energy-efficient IoT devices. It is available to mbed partners in Q4 2014 for early development, with the first production devices due in 2015. Key benefits:

•	Enables companies to focus on innovation and differentiation, reducing development costs and time to market
•	Free for developers and for deployment, supported by an ecosystem of more than100 OEMs and major chip vendors
•	Increases developer productivity by enabling software component reuse for shorter development cycles
•	Support for key standards such as Bluetooth® Smart, 2G, 3G, LTE and CDMA cellular technologies, Thread, Wi-Fi®, and 802.15.4/6LoWPAN along with TLS/DTLS, CoAP, HTTP, MQTT and Lightweight M2M.
•
mbed Device Server: a licensable software product that provides the required server-side technologies to connect and manage devices in a secure way. It also provides a bridge between the protocols designed for use on IoT devices and the APIs that are used by web developers. This simplifies the integration of IoT devices that provide "little data" into cloud frameworks that deploy "big data" analytics on the aggregated information. Built around open standards, the product scales to handle the connections and management of millions of devices. mbed Device Server is available now. Key benefits:

•	Improves efficiency, security and manageability for devices utilizing a standards-based and IoT-optimized approach
•	Reduces the complexity of integrating IoT capabilities into existing cloud services
•	Unifies device and application data management using the same technology foundation and eliminating the need for duplicate infrastructure for clients and servers
•	Provides access to a large unified market of devices through open standards and the widely-deployed ARM partner ecosystem.
•
mbed.org: the focus point for a community of more than 70,000 developers around mbed. The website provides a comprehensive database of hardware development kits, a repository for reusable software components, reference applications, documentation and web-based development tools. It is already well-established:

•	1,000,000 project builds last year

•	More than 30 official boards
•	Eight years of IoT server and 6LowPan products
•	Five years of 24/7 cloud service operation
•	More than 9000 published projects.

"Deploying IoT-enabled products and services requires a diverse set of technologies and skills to be coordinated across an organization," said Simon Segars, CEO, ARM. "ARM mbed will make this easier by offering the necessary building blocks to enable our expanding set of ecosystem partners to focus on the problems they need to solve to differentiate their products, instead of common infrastructure technologies. This will accelerate the growth and adoption of the IoT in all sectors of the global economy."

The mbed partner ecosystem has been expanded to enable participation by a wide range of silicon, module, original equipment manufacturer (OEM), system integrator, cloud and operator partners. Launch partners for the mbed IoT Device Platform include Atmel, CSR, Ericsson, Farnell, Freescale, IBM, KDDI, Marvell, MegaChips, MultiTech, Nordic Semiconductor, NXP, Renesas, SeeControl, Semtech, Silicon Labs, Stream Technologies, ST, Telenor Connexion, Telefonica, Thundersoft, u-blox, wot.io and Zebra.

"Today's IoT devices largely exist in isolation and it has been impossible to realize a truly interconnected world where devices are interoperable with many different cloud services," said Krisztian Flautner, general manager, IoT business, ARM. "The ARM mbed IoT Device Platform will solve this by providing a common communication and management toolkit that can be used for a wide variety of purposes. We expect mbed to significantly speed up the large scale deployment of a new breed of both IoT devices and cloud services."

For more detailed information on the vision that has driven the evolution of the platform, take a look at the blog Putting the I in IoT, Thread: What makes it different?, Planes, Trains and … Bikes: Transportation for the Internet of Things.

Partner quotes

Atmel: "By adopting the ARM mbed platform, Atmel broadens its breadth of easy-to-use hardware, software and development tools to help bring more IoT products and services to market," said Steve Pancoast, vice president, software and applications, Atmel Corporation. "The mbed platform expands Atmel's ecosystem for IoT developers across various functions from Makers to professional designers, offering an operating system solution that allows devices to talk to one another. We are excited to offer a Thread-compliant solution with the ARM mbed platform and to bring more interoperability to IoT devices."

Ericsson: "As a leader in wireless networks, Ericsson welcomes initiatives to unify and accelerate the Internet of Things," said Erik Ekudden, vice president, head of technology strategies, Ericsson Group Function Technology. "ARM's mbed platform has the potential to enable thousands, if not millions, of connected applications in Ericsson's vision: the networked society."

Freescale: "Freescale and ARM share a common goal of rapidly enabling the Internet of Things, and Freescale already offers the industry's broadest portfolio of mbed-supported MCUs," said Geoff Lees, senior vice president and general manager, MCU group, Freescale. "ARM's new mbed IoT Device Platform embodies this shared vision, and for customers looking to speed time-to-market,

Freescale offers software services that streamline mbed-related development for Freescale MCUs."

Marvell: "The Marvell E-Z Connect Wireless Microcontroller SoC family, including the MW300 Wi-Fi microcontroller, the MB300 Bluetooth microcontroller and the MZ100 ZigBee microcontroller, is the industry's most complete line of silicon platform solutions for Internet of Things (IoT) applications," said Philip Poulidis, senior vice president and general manager, mobile and IoT business units, Marvell Semiconductor. "We are targeting the broadest range of IoT applications such as wearables, home automation and security, personal health care, automotive, lighting and industrial. Marvell's best-in-class silicon solutions utilize our decade-long leadership in developing embedded wireless solutions and our new products will now be designed to work with the ARM mbed platform to make it easy for original equipment manufacturers (OEMs) to rapidly bring new, innovative IoT applications to market."

SeeControl: "This is a much-needed effort to streamline the universe of technologies and options that define the Internet of Things (IoT)," said Bryan Kester, CEO, SeeControl. "The ARM platform offers a superior mix of IoT security tools, protocols and enabling technologies to enable hyperconnected edge networks that deliver a lot of computing without excess power consumption. Our enterprise customer and developer community are more productive than ever with the SeeControl and ARM mbed suite."

wot.io: "ARM is one of the industry's finest when it comes to microprocessing technology and we're honored to partner with an organization of its caliber," said Allen Proithis, president and founder, wot.io. "With ARM mbed as an integrated part of wot.io's data service exchange for connected device platforms, wot.io is further fulfilling its vision to enable anyone deploying an Internet of Things solution to quickly connect, enhance and monetize data for business ROI."

Zebra: "ARM's mbed platform will deliver unparalleled opportunities to accelerate and promote the use of standards-based IoT solutions and it's a perfect fit with Zebra's ambitions for the future, said Phil Gerskovich, senior vice president, new growth platforms, Zebra Technologies. "Zebra's Zatar IoT platform combined with mbed IoT Device Platform technology will help to redefine the way devices connect to the Internet by facilitating efficient and secure communications."

Notes to Editors

Contacts
Andy Winstanley
+44 1223 405244/ +44 7788 249712
Head of corporate PR, ARM
andy.winstanley@arm.com

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion

System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. mbed is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 13

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 30 September 2014 consists of 1,411,279,847 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 5,361,500 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,405,918,347.

The above figure 1,405,918,347 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End